Exhibit 1

D R A F T   P R E S S   R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen, VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cents per share

Or Yehuda, Israel – February 3, 2026 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2025 Highlights

●	Quarterly revenues increased by 1.7% year-over-year to $62.6 million;

Full year 2025 revenue increased by 1.4% to $245.6 million.

●	Quarterly services revenues increased by 1.0% year-over-year to $34.6 million;

Full year 2025 services revenues increased by 0.4% to $130.7 million.

●	GAAP results:

o	Quarterly GAAP gross margin was 65.6%;

o	Quarterly GAAP operating margin was 6.0%;

o	Quarterly GAAP EBITDA was $4.9 million;

o	Quarterly GAAP net income was $1.9 million, or $0.07 per diluted share; and

o	Full year 2025 GAAP net income was $9.0 million, or $0.31 per diluted share.

●	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 65.9%;

o	Quarterly Non-GAAP operating margin was 8.6%;

o	Quarterly Non-GAAP EBITDA was $6.5 million;

o	Quarterly Non-GAAP net income was $4.5 million, or $0.16 per diluted share; and

o	Full year 2025 Non-GAAP net income was $18.1 million, or $0.61 per diluted share.

●	Net cash provided by operating activities was $4.1 million for the quarter and $29.4 million for the full year 2025.

●	AudioCodes repurchased 667,193 of its ordinary shares during the quarter at an aggregate cost of $6.1 million.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 1 of 10

Details

AudioCodes, a global leader in enterprise voice and VoiceAI business solutions, today announced its financial results for the fourth quarter and full year period ended December 31, 2025.

Revenues for the fourth quarter of 2025 were $62.6 million compared to $61.6 million for the fourth quarter of 2024. Revenues were $245.6 million in 2025 compared to $242.2 million in 2024.

EBITDA for the fourth quarter of 2025 was $4.9 million compared to $5.2 million for the fourth quarter of 2024. EBITDA was $18.3 million in 2025 compared to $21.1 million in 2024.

On a Non-GAAP basis, EBITDA for the fourth quarter of 2025 was $6.5 million compared to $8.5 million for the fourth quarter of 2024. EBITDA was $24.8 million in 2025 compared to $31.4 million in 2024.

Net income was $1.9 million, or $0.07 per diluted share, for the fourth quarter of 2025 compared to net income of $6.8 million, or $0.22 per diluted share, for the fourth quarter of 2024. Net income was $9.0 million, or $0.31 per diluted share in 2025, compared to $15.3 million, or $0.50 per diluted share in 2024.

On a Non-GAAP basis, net income was $4.5 million, or $0.16 per diluted share, for the fourth quarter of 2025 compared to $11.6 million, or $0.37 per diluted share, for the fourth quarter of 2024. Non-GAAP net income was $18.1 million, or $0.61 per diluted share in 2025 compared to $27.3 million, or $0.87 per diluted share in 2024.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (iv) tax impact which relates to our Non-GAAP adjustments; (v) in Q1 2024 non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters; and (vi) a one-time, non-recurring expense attributable to the settlement agreement with former headquarter office landlord. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $4.1 million for the fourth quarter of 2025 and $29.4 million for 2025. Cash and cash equivalents, short-term bank deposits, long and short-term marketable securities, and long-term financial investments were $75.7 million as of December 31, 2025 compared to $93.9 million as of December 31, 2024. The decrease in cash and cash equivalents, short-term bank deposits, long and short-term marketable securities and long-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2025. This was partially offset by cash generated from operating activities.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 2 of 10

“I am pleased to report solid financial results for the fourth quarter 2025. Fourth quarter performance demonstrates our success in the ongoing evolution towards becoming a Voice AI-focused hybrid cloud software and services company”, said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

Fourth quarter’s performance was driven by strong momentum across our two primary growth engines: the Live family of managed services for UCaaS and CX, and the conversational AI (CAI) business. Together, these two units drove growth in our Annual Recurring Revenue (ARR) to $79 million, marking a 22% year-over-year increase. Within Conversational AI our revenues grew over 50% in the fourth quarter. Additionally, we saw recovery in our Connectivity business in NA, which was driven mainly by resurgence in demand triggered by the renewed focus on the PSTN shutdown trend in NA.

We are experiencing robust and broad-based demand across our conversational AI portfolio which exhibited as a group growth of over 35% in 2025 compared to 2024.  We saw substantial growth in the Voice AI Connect and Live Hub revenues which grew above 50% year-over-year. Voca CIC, our AI first CX solution for Microsoft Teams exhibited also 50% growth year-over-year. Additionally, we saw meaningful progress in our meeting insight solutions, both in the cloud edition and the on prem solution. With growing demand for our business voice applications in the enterprise space, we are confident in the success of this new growth engine for coming years. Overall, we executed well against our business goals. The increased investments in our Live services and CAI over the past several years have significantly contributed to the strong operational momentum, and are expected to contribute to sustained healthy top-line growth in 2026 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 3 of 10

Share Buy Back Program

During the quarter ended December 31, 2025, the Company acquired 667,193 of its ordinary shares under its share repurchase program for a total consideration of $6.1 million.

In October 2025, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through April 27, 2026.

As of December 31, 2025, the Company had $20.6 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 20 cents per share. The aggregate amount of the dividend is approximately $5.4 million. The dividend is payable on March 6, 2026, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on February 20, 2026.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Company’s Board of Directors.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company’s fourth quarter of 2025 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 4 of 10

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, X, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a global leader in enterprise voice and VoiceAI business solutions. We help organizations unlock the full value of voice, transforming every conversation, whether human or AI, into a strategic asset that drives better business outcomes. Our portfolio spans voice connectivity, unified communications and contact center integration, and next-generation voice AI applications that enhance collaboration, automate workflows and deliver real-time insights. With over 30 years of global experience and trusted by 65 of the Fortune 100, AudioCodes powers the intelligent enterprise, connecting people, platforms and data to move business forward.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance, product introductions and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to, the following: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular, including governmental undertakings to address such conditions; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades, the advent of artificial intelligence and the ability to manage changes in market conditions and evolving regulatory regimes, as applicable; possible need for additional financing; the ability to satisfy covenants in AudioCodes’ financing agreements; possible impacts and disruptions from AudioCodes’ acquisitions, including the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impacts attributable to any pandemic or other public health crisis on our business and results of operations; the effects of the current and any future hostilities involving Israel, including in the regions in which we or our counterparties operate, which may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and any other factors described in AudioCodes’ filings made with the U.S. Securities and Exchange Commission from time to time. AudioCodes assumes no obligation to update the information in this release.

©2026 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, AudioCodes One Voice, AudioCodes Meeting Insights, and AudioCodes Room Experience are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$45,282	$58,749
Short-term bank deposits	239	210
Short-term marketable securities	27,350	3,426
Trade receivables, net	67,358	56,016
Other receivables and prepaid expenses	18,040	13,012
Inventories	22,032	31,463
Total current assets	180,301	162,876

LONG-TERM ASSETS:
Long-term Trade receivables	$13,065	$15,753
Long-term marketable securities	-	28,518
Long-term financial investments	2,790	3,008
Deferred tax assets	8,797	9,838
Operating lease right-of-use assets	30,217	32,534
Severance pay funds	21,163	18,004
Total long-term assets	76,032	107,655

PROPERTY AND EQUIPMENT, NET	29,248	27,321

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,579	38,049

Total assets	$323,160	$335,901

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	6,416	7,543
Other payables and accrued expenses	30,424	25,823
Deferred revenues	38,243	38,438
Short-term operating lease liabilities	6,635	5,954
Total current liabilities	81,718	77,758

LONG-TERM LIABILITIES:
Accrued severance pay	$18,278	$16,387
Deferred revenues and other liabilities	20,517	19,434
Long-term operating lease liabilities	31,348	30,508
Total long-term liabilities	70,143	66,329

Total shareholders’ equity	171,299	191,814
Total liabilities and shareholders’ equity	$323,160	$335,901

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues:
Products	$114,911	$111,966	$28,015	$27,319
Services	130,693	130,210	34,590	34,235
Total Revenues	245,604	242,176	62,605	61,554
Cost of revenues:
Products	44,197	44,448	11,111	10,325
Services	41,775	39,567	10,405	10,510
Total Cost of revenues	85,972	84,015	21,516	20,835
Gross profit	159,632	158,161	41,089	40,719
Operating expenses:
Research and development, net	52,591	52,125	13,504	12,345
Selling and marketing	77,242	71,167	19,924	18,740
General and administrative	15,760	17,678	3,928	5,532
Total operating expenses	145,593	140,970	37,356	36,617
Operating income	14,039	17,191	3,733	4,102
Financial income (expenses), net	(461)	(2,095)	(1,047)	(1,900)
Income before taxes on income	13,578	15,096	2,686	2,202
Taxes on income, net	(4,623)	215	(785)	4,573
Net income	$8,955	$15,311	$1,901	$6,775
Basic net earnings per share	$0.31	$0.51	$0.07	$0.23
Diluted net earnings per share	$0.31	$0.50	$0.07	$0.22
Weighted average number of shares used in computing basic net earnings per share (in thousands)	28,498	30,200	27,418	29,932
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	28,984	30,636	27,868	30,260

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
GAAP net income	$8,955	$15,311	$1,901	$6,775
GAAP net earnings per share	$0.31	$0.50	$0.07	$0.22
Cost of revenues:
Share-based compensation (1)	396	369	77	95
Amortization expenses (2)	426	488	60	122
Lease expenses (5)	-	304	-	-
	822	1,161	137	217
Research and development, net:
Share-based compensation (1)	1,489	2,108	362	466
Lease expenses (5)	-	342	-	-
	1,489	2,450	362	466
Selling and marketing:
Share-based compensation (1)	2,317	2,959	515	704
Amortization expenses (2)	44	44	11	11
Lease expenses (5)	-	38	-	-
	2,361	3,041	526	715
General and administrative:
Share-based compensation (1)	2,308	2,792	655	679
Settlement with former headquarter office landlord (6)	-	1,355	-	1,355
Lease expenses (5)	-	76	-	-
	2,308	4,223	655	2,034
Financial expenses (income):
Exchange rate differences (3)	2,186	507	876	1,261

Income taxes:
Taxes on income, net (4)	-	585	-	163
Non-GAAP net income	$18,121	$27,278	$4,457	$11,631
Non-GAAP diluted net earnings per share	$0.61	$0.87	$0.16	$0.37
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	29,743	31,443	28,692	31,192

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Financial income (expenses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Tax impact which relates to our non-GAAP adjustments.
(5)	In Q1 2024, non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.
(6)	A one-time, non-recurring expense attributable to the settlement agreement with former headquarter office landlord.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$8,955	$15,311	$1,901	$6,775
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,235	3,883	1,139	1,095
Amortization of marketable securities premiums and accretion of discounts, net	400	1,120	88	509
Net loss from sales of marketable securities	-	882	-	608
Increase in accrued severance pay, net	(1,268)	(1,077)	(554)	(378)
Share-based compensation expenses	6,510	8,228	1,609	1,944
Decrease (increase) in deferred tax assets, net	695	(4,548)	(13)	(5,374)
Cash financial loss (income), net	574	313	537	176
Decrease in operating lease right-of-use assets	3,542	6,009	250	1,254
Increase (decrease) in operating lease liabilities	296	(4,651)	429	(720)
Decrease (increase) in trade receivables, net	(8,654)	(3,846)	1,719	2,168
Decrease (increase) in other receivables and prepaid expenses	(5,028)	(3,631)	1,436	(927)
Decrease in inventories	9,251	12,283	1,990	2,164
Increase (decrease) in trade payables	(232)	(13)	(2,993)	2,064
Increase in other payables and accrued expenses	9,642	3,223	2,615	3,817
Increase (decrease) in deferred revenues	443	1,767	(6,028)	136
Net cash provided by (used in) operating activities	29,361	35,253	4,125	15,311
Cash flows from investing activities:
Proceeds from short-term deposits	(29)	2	(6)	(8)
Proceeds from sale of marketable securities	-	35,177	-	25,186
Proceeds from financial investment	278	132	35	56
Proceeds from redemption of marketable securities	5,200	7,450	-	4,000
Purchase of financial investments	(523)	(675)	(81)	-
Purchase of property and equipment	(6,472)	(24,280)	(1,642)	(3,512)
Net cash provided by (used in) investing activities	(1,546)	17,806	(1,694)	25,722

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(30,599)	(14,328)	(6,085)	(5,988)
Cash dividends paid to shareholders	(10,934)	(10,896)	-	-
Proceeds from issuance of shares upon exercise of options	251	368	11	182
Net cash used in financing activities	(41,282)	(24,856)	(6,074)	(5,806)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(13,467)	28,203	(3,643)	35,227
Cash, cash equivalents and restricted cash at beginning of period	58,749	30,546	48,925	23,552
Cash, cash equivalents and restricted cash at end of period	$45,282	$58,749	$45,282	$58,749

AudioCodes Reports Fourth Quarter and Full Year 2025 Results and Declares Semi-Annual Dividend of 20 cent per share	Page 10 of 10